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PHONE 650.493.9300
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www.wsgr.com

August 3, 2012

Via Secure E-Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs

Evan S. Jacobson

Stephen Kirkorian

Morgan Youngwood

Re:	Trulia, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted July 12, 2012

CIK No. 1349454

Ladies and Gentlemen:

On behalf of our client, Trulia, Inc. (“Trulia” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 26, 2012 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, Trulia has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on July 12, 2012.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the revised draft of the Registration Statement, as applicable.

* * * *

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN  FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission

August 3, 2012

Prospectus Summary

Overview, page 1

1.	We note your response to prior comment 3. Please explain to us what you mean by your statements that your mobile application “consistently ranks among” the top free lifestyle category applications and also “consistently ranks among” the top three real estate mobile applications. In addition, please tell us whether the daily downloads during the six months ended June 30, 2012 are consistent with prior periods. Finally, please provide us with the material used to prepare this response.

The Company supplementally advises the Staff that the Company obtained additional historical information relating to the Company’s mobile application downloads for the second half of 2011. For this period and the first half of 2012, the Company’s Trulia Real Estate mobile application ranked:

•	among the top 10 free lifestyle applications downloaded daily on the iPad during 175 out of the first 182 days of 2012, and 105 out of the last 183 days of 2011;

•	among the top 20 free lifestyle applications downloaded daily on the iPhone during 102 out of the first 182 days of 2012, and 23 out of the last 183 days of 2011; and

•	among the top 20 free lifestyle applications downloaded daily in the Android market during 168 out of the first 182 days of 2012, and 94 out of the last 183 days of 2011.

In addition, the Company advises the Staff that the Company obtained data on the daily mobile application downloads of what it believes are the top six free real estate mobile applications (Trulia, Zillow, Realtor.com (Move, Inc.), Redfin, Homes.com, and Ziprealty). The Company advises the Staff that the Company’s mobile application ranked in the three most downloaded of this group for each week from July 1, 2011 through July 27, 2012 on each of the iPad, Android and iPhone.

The Company believes that the data provided demonstrates that the Company is a leading mobile platform for the home search process. In addition, the Company advises the Staff that the Company is providing to the Staff, on a supplemental basis, the material used to prepare this response.

2.	We note your response to prior comment 4. Please disclose the measuring period, as well as the sample size for the surveys relative to size of your user base during the measuring period.

The Company advises the Staff that the Company has revised the disclosure on pages 1, 4 and 79 to address the Staff’s comment.

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August 3, 2012

Our Strengths, page 4

3.	We note your response to prior comments 6 and 50. Your response to prior comment 6 states that you sell subscription products for mobile devices at a price that generates a “higher effective price per lead” than for your web-only products. Please explain to us how you calculate this metric and what you mean by a “per-lead basis.”

The Company advises the Staff that it calculates the “effective price per lead” for its mobile products by dividing the average cost of a subscription to its mobile products by the average number of leads delivered for a subscription to its mobile products. The Company then compares this to the “effective price per lead” for its web products by dividing the average cost of a subscription to its web products by the average number of leads delivered for a subscription to its web products. On a “per-lead basis,” the Company generates higher revenue from its subscriptions for mobile products than on its subscriptions for web products. We believe that subscribers are willing to pay a higher effective price per lead for our mobile products because such mobile products allow real estate professionals to respond quickly to leads from consumers.

The Company further advises the Staff that it has only undertaken the calculation of “effective price per lead” and “per-lead basis” for the purpose of reaching the conclusion that it monetizes its mobile products at a higher rate than its web products and not as metrics that it uses to manage its business. The Company’s management does not rely on “effective price per lead,” “lead per subscription,” or similar metrics in managing its business.

Risk Factors

“If real estate professionals do not continue to subscribe to our products…,” page 14

4.	Your response to prior comments 10 and 25 states that renewal rates would not be reliable or meaningful because of the “often sporadic and short-term nature” of real estate professionals’ subscriptions. Your new disclosure on page 48, however, states that the fact that marketplace revenue now constitutes a majority of your total revenue is a positive trend because it is “primarily recurring, subscription-based revenue, and therefore, more predictable.” Please explain to us the apparent inconsistency between these statements. We also note that your sales and marketing expenses, i.e., the costs of acquiring and retaining subscribers, were your greatest expenses during the most recent fiscal year and quarter. Please explain to us why your ability to retain or attract repeat subscribers is not material to an understanding of your business or operating results. In addition, please tell us how you considered including a retention rate, i.e., the percentage of subscribers on the last day of the prior year or quarter who remain customers on the last day of the current year or quarter.

The Company advises the Staff that the Company has revised the disclosure on page 48 to delete the sentence which states that the fact that marketplace revenue constitutes a majority of total revenue is a positive trend because it is primarily recurring, subscription-based revenue, and therefore, more predictable.

The Company also advises the Staff that real estate professionals use our subscription products primarily for advertising. As such, our subscription products are fundamentally different from other subscription businesses such as software, cable, and telephony, which are less easily started and stopped for reasons such as marketing programs, seasonal variations, changes in strategy, or budget allocation shifts.

Securities and Exchange Commission

August 3, 2012

In addition, the Company advises the Staff that its ability to attract new subscribers is material to an understanding of its business, and that currently, its ability to retain subscribers is not material to an understanding of its business. In the future, the Company’s ability to retain customers may become material to an understanding of its business. Currently, the Company has approximately 20,000 subscribers in its marketplace out of a total addressable market of 2.8 million real estate professionals in the United States. As such, the primary focus of the Company’s sales and marketing activities to date has been to attract new subscribers, and the Company expects that this will continue to be the focus in the near future. This is due to the fact that the Company has only converted a small percentage (less than 1%) of the real estate professionals in the United States to subscribers and so needs to increase its penetration of that addressable market.

As further discussed in the Company’s response to comment 14, the business of real estate professionals (and their related advertising spending on things like subscriptions to the Company’s marketplace) can be seasonal or may be conducted on a part-time basis (according to the National Association of Realtors, 30% of realtors are part-time), and real estate professionals may change the subscription products they purchase from the Company. As such, subscriptions are frequently allowed to expire, only to be restarted at a later time, or a real estate professional may choose to allow a subscription for one product to expire while purchasing a subscription for a different product. This can often be a continuous pattern. The result of this pattern is that the Company’s renewal rate metric will be misleading because, depending upon whether a subscriber who allows a subscription to expire and then renews later (or purchases a different subscription) is considered a new subscriber or a renewing subscriber, that will skew the renewal rate up or down. If such subscriber is considered a new subscriber, then the Company’s new subscriber growth rate would be higher, and would show more rapid growth. If such subscriber is considered a renewing subscriber, then it will show a higher renewal rate but not reflect the fact that such subscriber did not deliver revenue to the Company for an extended period of time between subscriptions. In either case, the renewal rate metric will not properly reflect the underlying business. Moreover, in many of the Company’s high-demand markets, the Company believes that turnover in its subscriber base benefits the Company, as it allows the Company to increase the price when a new subscription can be offered. For the foregoing reasons, the Company has determined that analyzing its rapidly growing marketplace business using a renewal rate metric is not helpful, and instead relies on other metrics such as the total number of subscribers and average monthly revenue per subscriber.

To further emphasize the point that management does not rely on renewal rate information to operate its business, the Company advises the Staff that until early 2012 the Company did not track renewal rates. However, once it did start compiling this data, the Company determined that, because of the factors noted above and the factors discussed in the Company’s response to comment 14, this information was not helpful in managing its marketplace business and could be misleading to investors. The Company has also found that other metrics, such as the total number of subscribers and average revenue per subscriber, are much more helpful to management in

Securities and Exchange Commission

August 3, 2012

reviewing and understanding the trends in the Company’s marketplace business. Further, the Company reviewed the public filings of its primary public company competitors, Zillow.com and Move.com, and found that neither company publicly discloses renewal rate information. As such, the Company concluded that renewal rate would not be a helpful metric for investors, nor was it a metric that was used by other online real estate marketplaces to monitor or operate their businesses.

5.	We note your revised disclosure in response to prior comment 11. Please explain why you have a limited ability to resell advertising inventory in the case of a loss of a significant customer.

The Company advises the Staff that the Company has revised the disclosure on page 15 to address the Staff’s comment. The Company advises the Staff that it does not have a limited ability to resell advertising inventory in the case of a loss of a significant customer, but rather that it has a limited ability to replace the loss of revenue resulting from the loss of a significant customer during a particular quarter because of the significant time required to secure an alternative advertiser for such advertising inventory, run the alternative advertising campaign on the Company’s marketplace, and satisfy the Company’s revenue recognition criteria from such campaign in the same period.

“If use of our mobile products does not continue to grow…,” page 15

6.	We note your response to prior comment 13. Please clarify the differences in how you currently monetize your mobile website versus your mobile apps.

The Company advises the Staff that the Company has revised the disclosure on pages 16 and 48 to address the Staff’s comment. The Company supplementally advises the Staff that it monetizes its mobile applications principally through the Company’s Trulia Mobile Ads subscription product through which real estate professionals can purchase local advertising on its mobile applications and its mobile website by zip code or city and by share of a given market. The Company monetizes its mobile website through the sale of display media advertisements and it also provides its subscribers with rotational placement in a local lead form that appears on certain pages of its mobile website.

“Complying with the laws and regulations affecting public companies will increase…,” page 25

7.	We note your response to prior comment 19. It does not appear that you revised the second paragraph of this risk factor to clarify that as an emerging growth company, you are exempt from the audit of internal controls under Section 404 of the Sarbanes-Oxley Act, until you lose emerging growth company status. Please revise.

The Company advises the Staff that the Company has revised the second paragraph of this risk factor on page 26 to clarify that as an emerging growth company, the Company is exempt from the audit of its internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until it loses emerging growth status.

Securities and Exchange Commission

August 3, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 46

8.	Your responses to prior comments 10 and 25 indicate that you believe the average subscription period and renewal rate information would not meaningfully enhance a readers understanding of your business or operating results. Describe how you consider the average subscription period and renewal rates when analyzing your business and operating results. Provide us with your average subscription period and renewal rate information for each period presented.

The Company advises the Staff that the Company has considered renewal rate as a metric for managing its marketplace business, as discussed in response to comment 4, and concluded that this information is not helpful to management in monitoring and operating the Company’s business and can be misleading to investors. The Company also advises the Staff that management has not historically tracked, monitored or considered average subscription period in connection with its marketplace business, and does not do so currently. Beginning in early 2012, the Company started to track subscription length, but does so only for new subscriptions entered into during a month. For example, the Company now tracks the average subscription length for all new subscriptions entered into in June, but does not aggregate that average with all other historical subscriptions that are still in effect. The Company reviews this information principally to view the impact of short-term marketing and intra-period sales incentive programs for its inside sales team, but does not view this information as indicative of the overall health of its business. In addition, as noted in response to comment 4, subscribers often purchase subscriptions to our products only for limited periods as part of their advertising campaigns for seasonal or other reasons. For these reasons, the Company monitors the average subscription length on a monthly basis, but not in the aggregate.

The Company will subsequently provide to the Staff, on a supplemental basis, information on average subscription period and renewal rate for each period for which the Company has prepared such data. However, the Company expects that this will be a time consuming process and will be difficult to build these data sets for disclosure, and that this information will not assist investors to see the Company’s business and financial results “through the eyes of management” because management does not rely on these metrics to monitor or operate its business.

9.	We note your response to prior comment 23. As previously requested, please discuss the fact that the growth rates of new contributions and average monthly revenue per subscriber all appear to be slowing, and the related impacts on your business. For example, your revised disclosure states that new contributions to user-generated content grew sharply during 2010, but does not address the significantly lower growth rate during 2011. In addition, you have not discussed the fact that the growth rate for average monthly revenue per subscriber from 2010 to 2011 was approximately half the growth rate from 2009 to 2010.

The Company advises the Staff that the Company has revised the disclosure on page 47 to address the Staff’s comment.

Securities and Exchange Commission

August 3, 2012

10.	We note your response to prior comment 24. Here, and elsewhere in your prospectus, please discuss whether your mobile products and solutions are priced differently than your non-mobile products and solutions.

The Company advises the Staff that it has revised the disclosure on page 48 to address the Staff’s comment. The Company supplementally advises the Staff that it prices Trulia Local Ads and Trulia Mobile Ads subscriptions similarly based on geography, percentage of market, and demand. The Company also supplementally advises the Staff that it prices display advertisements on its mobile website, m.trulia.com, on a per-impression basis, which is one of the bases on which the Company prices advertising on its website.

11.	Your response to prior comment 26 states that you do not currently rely on the overall number of ads, average price per ad, reserve price or revenue per advertiser as metrics by which you operate your display advertising business. Please tell us what metrics you use to operate your display advertising business.

The Company advises the Staff that it relies principally on monthly unique visitors and media revenue in operating its display advertising business. Monthly unique visitors are the primary driver of ad pricing with the Company’s display advertising customer base. As the Company’s monthly unique visitors grow, the Company is able to charge more for its display advertising and is able to attract more advertising customers because it has a larger audience. The Company relies on media revenue to track the health of its media business and the performance of individual sales people.

Components of Statements of Operations

Media Revenue, page 48

12.	Your revised disclosure in response to prior comment 22 states that a shift in user traffic from your website to mobile products “could” decrease your advertising inventory and negatively affect your media revenue. Please discuss whether there has been a shift in user traffic from your website to mobile products. To the extent that there has been shift in user traffic, disclose whether such shift has negatively impacted your media revenue, and update your risk factors accordingly. In addition, explain why you believe that any decrease in media revenue resulting from a shift in traffic would be offset by increases in marketplace revenue from your mobile subscription products.

The Company advises the Staff that the Company has revised the disclosure on page 48 to clarify that both its monthly unique visitors and mobile monthly unique visitors continue to grow at a rapid pace and that, notwithstanding the fact that mobile monthly unique visitors are growing more quickly than monthly unique visitors, the Company does not believe that there has been a shift in user traffic from its website to its mobile applications. In addition, the Company has deleted the sentence in the Registration Statement which stated the Company’s belief that any decrease in media revenue resulting from a shift in traffic would be offset by increases in marketplace revenue from the Company’s mobile subscription products.

13.	Please clarify that you do not currently generate any media revenue from your mobile app.

The Company advises the Staff that the Company has revised the disclosure on page 48 to clarify that the Company does not currently generate any media revenue from its mobile applications.

Securities and Exchange Commission

August 3, 2012

The Company supplementally advises the Staff that it generated approximately $85,000 in revenue in the three months ended December 31, 2011 from one display advertising campaign on its iPad mobile application that it ran for an automotive company. The Company may offer display advertisements on its mobile applications in the future.

Results of Operations, page 50

14.	Your response to prior comment 29 states that disclosing revenue attributable to new subscriptions versus existing subscriptions could be misleading because professionals frequently start and stop their marketing campaigns, and that a typical cycle of subscriptions and renewals in your business includes subscribers allowing their subscriptions to lapse during the winter months. This trend suggests that readers would expect revenue from new subscriptions and existing subscriptions to be lower during the quarters covering winter months. Please explain to us how disclosing this information quantitatively and qualitatively would potentially mislead investors. In addition, please explain why the presentation of such results on an annual basis would not address the issues posed by the “often sporadic and short-term nature” of real estate professionals’ subscriptions.

The Company advises the Staff that disclosing revenue from new subscriptions versus revenue from renewing subscriptions quantitatively or qualitatively would be misleading to investors because such comparisons would obscure the Company’s business results. For example, a single agent may have subscribed for a particular zip code and renewed for consecutive quarters, and then dropped that zip code to purchase an alternative zip code in the current quarter. In this case, new subscription revenue would increase in the current period and renewing subscription revenue would decrease compared to the prior period. Both results, an increase in new subscription revenue and a decrease in renewing subscription revenue, are misleading. The Company did not acquire a new subscriber or a net new subscription. Also, the Company did not have a decrease in subscriptions from existing subscribers. Therefore, these metrics distract the reader from a clear view of the underlying business results. The important metrics to convey in this scenario are whether total revenue from the subscriber has increased or decreased. The subscriber’s movement in or out of different subscriptions is less important, and as demonstrated in the example, actually misleading when presented as new subscription revenue versus renewal subscription revenue.

In addition to switching subscriptions among different zip codes, the Company’s subscribers switch subscriptions among share of market (purchasing more market share or less market share), among pricing packages for the same product, and among different products (e.g. Trulia Local Ads to TruliaPro). All of this variation and activity, reflected in a comparison of new subscription revenue versus renewing subscription revenue, would skew a reader’s understanding of the Company’s business results.

The Company also advises the Staff that presentation of such results on an annual basis would not address the issues posed because the variation described in the example above is not necessarily seasonal in nature. As explained in the Company’s response to prior comment 29, seasonal behavior of real estate professionals contributes to variability in subscription activity, and, therefore, can cause a comparison of new subscription revenue to renewal revenue to be

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August 3, 2012

misleading. However, as discussed in response to comment 4, seasonality is not the only reason for the variability in subscription activity. Consequently, reporting new subscription revenue versus renewal revenue on an annual basis to normalize for seasonality does not cure the problems associated with these metrics.

In addition, the Company has considered whether it would be helpful to investors to provide this information based on “existing subscribers” versus “new subscribers” instead of “renewed subscriptions” versus “new subscriptions.” However, the Company determined that this information would be just as misleading as providing renewal rate information for the reasons discussed in response to comment 4.

Lastly, the Company wishes to advise the Staff that the Company’s management does not track or rely upon comparisons of new subscription revenue versus renewal subscription revenue in operating the Company’s business. The Company expects that it would be time consuming and difficult for it to build this data set for disclosure, but would not assist investors in seeing the Company’s business and financial results “through the eyes of management” because management does not rely on these metrics to monitor or operate its business.

Business

Our Strengths

We deliver the “inside scoop,” page 82

15.	Your response to prior comment 48 appears to suggest that you are among the industry leaders, not that you have an “industry-leading” marketplace. Please revise. In addition, please provide us with the relevant portions of the referenced materials.

The Company advises the Staff that the Company has revised the disclosure on pages 4 and 83 to state that the Company is one of the leading marketplaces in the industry. In addition, the Company is supplementally providing to the Staff the relevant portions of the materials referenced in prior comment 48.

Large, differentiated transaction-ready audience, page 83

16.	We note your revised disclosure in response to prior comment 49. Please tell us whether the June 2012 results are representative of prior periods, and how you considered providing statistics for prior periods.

The Company advises the Staff that the June 2012 results are representative of prior periods. According to monthly data reported by comScore, during 2011 an average of 64% of our audience did not visit Zillow.com and during the first six months of 2012, an average of 56% of our audience did not visit Zillow.com. The Company has revised the disclosure on pages 4 and 84 to reflect this data.

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August 3, 2012

Our Products for Real Estate Professionals, page 88

17.	Please revise your disclosure in this section to include a more detailed discussion of the many variables in the subscription products available to real estate professionals and the often short-term nature of subscriptions.

The Company advises the Staff that it has revised the disclosure on page 89 to address the Staff’s comment. The Company supplementally advises the Staff that it sells its subscription products on a one, three, six or twelve-month basis (and, solely for real estate brokerages, on up to a twenty-four month basis), and therefore, its subscribers’ commitment periods may be short-term in nature. The Company also offers its subscription products at different price points. In addition to pricing options, the Company’s subscribers may choose among different features and packages with each of the Company’s subscription products.

Customers, page 91

18.	Please revise the last paragraph of this section to discuss the concentration of your advertisers, consistent with the disclosure added in response to prior comment 17. See Item 101(c)(1)(vii) of Regulation S-K.

The Company advises the Staff that the Company has revised the disclosure on page 92 to discuss the concentration of its advertisers, consistent with the disclosure added in response to prior comment 17.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

19.	We note your revised disclosures in response to prior comment 57. Please revise your revenue recognition policy to explain in greater detail how you establish the BESP for deliverables by considering multiple factors. In this regard, your disclosures should more clearly explain how you consider market conditions, the competitive landscape, features of the products, the location where the real estate professional’s ads will be displayed and historical pricing as well as any other factors you consider in determining the BESP for deliverables in your multiple element arrangements.

The Company advises the Staff that it has revised the disclosure on page F-9 to add additional details to further explain how market conditions, competitive landscape, features of the products, and historical sales prices have been considered in the determination of BESP. In addition, the Company advises the Staff that it has revised the disclosure relating to the critical accounting policies for revenue recognition on pages 65 and 66 accordingly.

20.

We note your revised disclosures in response to prior comment 58. Please quantify and explain how you determined that your revenues for the twelve months ended December 31, 2011 were not materially different from what would have been recognized under the previous guidance for multiple-element arrangements. Further, tell us why recognizing advertising revenue over

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August 3, 2012

the contract term is appropriate for the periods before adoption of the new authoritative guidance. Indicate whether the advertisements were provided consistently over the contract term and from the beginning of the contract term. In addition, tell us and disclose how you allocated revenue for presentation purposes for 2009 and 2010.

The Company advises the Staff that it calculated revenue for the year ended December 31, 2011 in accordance with both the new guidance and the previous guidance. Based on the results of these calculations, revenue as reported was $38.6 million during the year ended December 31, 2011 and revenue would have been $38.4 million under the previous guidance for multiple-element arrangements. The Company determined this difference to be immaterial for disclosure purposes.

In addition, the Company advises the Staff that recognizing revenue over the contract term is appropriate for periods before the adoption of the new authoritative guidance because the advertisements were provided consistently over the contract term and from the beginning of the contract term. Therefore, a revenue recognition model based on the number of impressions displayed on click-throughs received would not be materially different from a straight-line recognition model.

The Company advises the Staff that it has added disclosure on page 48 regarding the allocation of revenue for presentation purposes for 2009 and 2010.

Note 11. Net Loss and Pro Forma Net Loss per Share Attributable to Common Stockholders, page F-28

21.	Please revise to disclose any significant awards granted to employees including the aggregate grant date fair values and vesting terms of the option grants. For guidance, we refer you to ASC 260-10-50-2.

The Company advises the Staff that it did not have any material option grants between the date of the last balance sheet on March 31, 2012 and the date the financial statements were issued on May 30, 2012.

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Please direct any questions with respect to this confidential submission to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Peter Flint, Trulia, Inc.

Sean Aggarwal, Trulia, Inc.

Scott Darling, Trulia, Inc.

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP